Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Filer: Square, Inc.

Subject Companies:

Square, Inc.

(Commission File No. 001-37622)

Afterpay Limited

August 5, 2021

The following is a transcript of the interview of Amrita Ahuja, Chief Financial Officer of Square, Inc., on ABC Radio National on August 5, 2021 (Australian time).

Introduction: Well, one major corporate deal, I think that’s an understatement, has been close to the wallets of many Australian consumers this week. If approved by regulators, the $39 billion takeover of the “Buy now pay later” company Afterpay by the US Tech Square will be the biggest deal in Australian corporate history.

Square’s Chief Financial Officer Amrita Ahuja, is eyeing the surging online payment sector which is expected to be valued at $10 trillion by 2024. In her only Australian broadcast interview, Amrita Ahuja spoke from San Francisco with the ABC Senior Business Correspondent, Peter Ryan.

Amrita Ahuja: You know, we couldn’t be more excited to partner with Afterpay going forward and build a business together, a much bigger business together, serving both merchants and consumers. As we’ve gotten to know Nick and Antony, Afterpay team better, we have been struck at how complementary both our teams and our businesses really are. Square was created out of the last recession in 2009, really with the founding principles of giving our customers fast access to funds and helping our customers grow especially our merchant customers and those of the same principles that we see Nick and Anthony, Afterpay team employing on a daily basis.

Peter Ryan: But just how do you see a distinct product like Afterpay working in with the current reach of Square in the United States? Because often takeover or merger targets end up disappearing altogether or being rebranded

Amrita Ahuja: From a business perspective, we also see two complimentary merchant and consumer businesses. Square operates a seller facing ecosystem which serves millions of small and medium size businesses around the world with a heavy emphasis obviously in the US for we believe we can help Afterpay continue its stellar growth; and on the consumer side, Cash App which is our consumer facing financial apps serve 70 million consumers on an annual active basis that again Afterpay can be integrated too to create a much stronger joint commerce platform.

Peter Ryan: Where do you see the current stellar growth of online payments going in general in the United States and around the world? Because the take up here in Australia has been huge, obviously the rush to win that race spark your interest in Afterpay.

Amrita Ahuja: We’re really excited when we look at the size and growth trajectory of online payments. And in particular, within that, online payments we see as representing a $10 trillion payments volume opportunity by 2024

Peter Ryan: So $10 trillion how does “Buy now, pay later” figure in that number?

Amrita Ahuja: Within that, “Buy now, pay later” is only about 2% penetrated today but it’s growing. It’s going quickly and we think there are a number of drivers supporting that. We’re seeing consumer preferences shift away from traditional credit cards. We’re seeing millennial and Gen Zs shift their spending habits and with a preference for predictable and transparent borrowing. And from a merchant perspective, it’s more important than ever that they can meet their buyers wherever they are, whether it’s in person or online. And this sort of a product with “Buy now, pay later” and in particular with Afterpay’s product, help that merchant grow, help them convert a sale, or drive larger basket size, or drive more frequent customer purchases, or a new customer acquisition. Those are all ways in which we also look to help our sellers grow.

Peter Ryan: Given that this is the biggest deal in Australian corporate history, Australian and American regulators will surely be taking a very close look. Do you see any hurdles getting in the way in particular from Australia’s foreign investment review board?

Amrita Ahuja: You know, we, just as with Afterpay, we have a close relationship with our regulators in the US and around the world, and we look to maintain that dialogue over time. What we see here is a space that is incredibly competitive across a number of different companies. We believe that Afterpay’s offering in the “Buy now, pay later” space is very differentiated both in terms of the way they’ve architected the product with no interest fees and in terms of the brand they’ve been able to build. We are really just focused on bringing more choice to consumers and merchants.

Closing: That’s Amrita Ahuja, Chief Financial Officer at the US tech titan Square speaking to Peter Ryan.

The following is a transcript of the interview of Amrita Ahuja, Chief Financial Officer of Square, Inc., on ABC NewsRadio on August 5, 2021 (Australian time).

Tom: Peter, you’ve also been covering the week’s other big story, $39 billion takeover of the buy now, pay later company Afterpay. And most of the attention has been on Afterpay but you’ve been talking to the US tech giant Square which is buying Afterpay, what’s in it for them?

Peter: Well, Tom, simply this is a really a race to dominate or get hold of the fast-growing online payments business. I spoke with Amrita Ahuja, who is Square’s Chief Financial Officer from Los Angeles. Square is a massive tech company, consumers and shoppers might see a lot of these white square devices when they’re buying a cup of coffee or whatever, that’s Square and they’re really trying to dominate the online payments sector, really getting ahead of those traditional credit card providers like Visa and MasterCard. Now of course most of the attention has been on Afterpay as you said, but Square sees the online payments market growing to a value of US$10 trillion by 2024, so they are racing to get a piece of the action. But when I spoke to Amrita Ahuja in her only Australian broadcast interview she was reflecting on the co-founders of Afterpay, Nick Molnar and Anthony Eisen, who really came from humble beginnings in suburban Sydney after coming off the up with the idea over a bit of Vegemite toast a decade ago, and she told me that Square has a lot in common with Afterpay.

Amrita: Square was created out of the last recession in 2009, really with the founding principles of giving our customers fast access to funds and helping our customers grow, especially our merchant customers. And those are the same principles that we see Nick and Ant and the Afterpay team employing on a daily basis.

Peter: But just how do you see a distinct product like Afterpay working in with the current reach of Square in the United States because often takeover or merger targets end up disappearing altogether or being rebranded?

Amrita: From a business perspective we also see two complementary merchant consumer businesses. Afterpay can be integrated to create a much stronger joint commerce platform.

Peter: Where do you see the current growth of online payments going in general in the United States and around the world because the take up here in Australia has been huge obviously the rush to win that race sparked your interest in Afterpay?

Amrita: We’re really excited when we look at the size and growth trajectory of online payments, and in particular within that, so online payments we see as representing a $10 trillion payments volume opportunity by 2024. Within that, buy now, pay later is only about 2% penetrated today but it’s growing, it’s growing quickly and we think there are a number of drivers supporting that. We’re seeing consumer preferences shift away from traditional credit cards, were seeing Millennials and Gen Zs shift their spending habits and with a preference for predictable and transparent borrowing.

Tom: That’s Amrita Ahuja there, the Chief Financial Officer at Square which is buying Afterpay for $39 billion. She gave her only broadcast interview in Australia with the ABC’s senior business correspondent, Peter Ryan, who was with us earlier.

Additional Information and Where to Find It

In connection with the proposed transaction (the “Transaction”) between Square and Afterpay Limited (“Afterpay”), Square intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 to register the shares of Square Class A common stock to be issued in connection with the transaction (including a prospectus therefor), which will include a proxy statement that will be sent to the shareholders of Square seeking their approval of such issuance. Square may also file other relevant documents with the SEC regarding the proposed transaction. Related information will also be included in the scheme booklet that Afterpay will prepare and, following approval from the Australian court, dispatch to its shareholders in connection with the scheme meeting at which Afterpay shareholders will consider whether or not to approve the Transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT, THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC OR OTHERWISE BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT SQUARE, AFTERPAY, AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain (if and when available) free copies of the registration statement on Form S-4, the proxy statement, the prospectus, the scheme booklet, and other documents containing important information about Square and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Investors and security holders will be able to obtain those documents released by Afterpay to the Australian Securities Exchange (“ASX”) announcements platform free of charge at ASX’s website, www.asx.com.au. Copies of the documents filed with the SEC by Square will be available free of charge on Square’s Investor Relations website at https://investors.squareup.com.

Participants in the Solicitation

Square, Afterpay, their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Square’s security holders in connection with the proposed transaction. Information about Square’s directors and executive officers is set forth in Square’s proxy statement on Schedule 14A for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2021, and its Current Report on Form 8-K filed with the SEC on May 7, 2021 and subsequent statements of beneficial ownership on file with the SEC. Information about Afterpay’s directors and executive officers is set forth in Afterpay’s latest annual report dated August 27, 2020, as updated from time to time via announcements made by Afterpay on the ASX. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Square security holders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement when it is filed with the SEC.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terms such as “may,” “will,” “appears,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Examples of forward-looking statements in this communication include, among others, statements regarding the future performance of Square and Afterpay, the perceived synergies and other benefits of the pending transaction between Square and Afterpay; the ability of the transaction to accelerate growth and to strengthen the integration between Square’s Seller and Cash App ecosystems; expectations around the financial impact of the transaction on Square’s financials; and statements regarding the expected timing for the closing of the pending transaction.

The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties, and other factors described from time to time in Square’s filings with the SEC and Afterpay’s filings with the ASX, including Square’s Annual Report on Form 10-K for the year ended December 31, 2020 and most recent Quarterly Report on Form 10-Q and Afterpay’s Annual Report for the financial year ended June 30, 2020 (Appendix 4E), Half-Year Report for the half year ended December 31, 2020 (Appendix 4D), Q3 FY21 Business Update for the quarter ended March 31, 2021, and FY21 Trading Update for the financial year ended June 30, 2021, and future filings and reports by either Square or Afterpay.

In addition, other factors related to the pending transaction between Square and Afterpay that contribute to the uncertain nature of the forward-looking statements include, but are not limited to: the expected timing to complete the pending transaction; filings and approvals relating to the pending transaction; the ability to complete the pending transaction considering the various closing conditions, including shareholder approvals; and the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the pending transaction. We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements. Investors are cautioned not to place undue reliance on these statements.

All forward-looking statements are based on information and estimates available to Square or Afterpay at the time of this communication and are not guarantees of future performance. Except as required by law, neither Square nor Afterpay assume any obligation to update any of the statements in this communication, and any statement in this communication is subject to change without notice.

The distribution of this communication may be subject to legal or regulatory restrictions in certain jurisdictions. Any person who comes into possession of this communication must inform himself or herself of and comply with any such restrictions.